UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ASPEN TECHNOLOGY, INC.
(Name of Subject Company (Issuer))
EMERSUB CXV, INC.
a wholly owned subsidiary of
EMERSON ELECTRIC CO.
(Names of Filing Persons (Offeror))
EMR HOLDINGS, INC.
EMR WORLDWIDE INC.
EMR US HOLDINGS LLC
(Names of Filing Persons (Other Persons))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
29109X106
(Cusip Number of Class of Securities)
Michael Tang
Senior Vice President, Secretary & Chief Legal Officer
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105
314-553-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Phillip R. Mills
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1 through 9, Item 11 and Item 13.
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Emersub CXV, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), at a price per Share of $265.00, net to the seller in cash, without interest (the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 10, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 10.	Financial Statements.
Not applicable.

Item 12.	Exhibits.

Index No.
(a)(1)(i)*	Offer to Purchase, dated February 10, 2025.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*	Form of Summary Advertisement, published February 10, 2025, in The Wall Street Journal.
(a)(5)(i)
Emerson Press Release, dated November 5, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on November 5, 2024).

(a)(5)(ii)	Proposal Letter to AspenTech, dated November 5, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Parent with the Securities and Exchange Commission on November 5, 2024).
(a)(5)(iii)
Presentation titled “Strategic Announcement,” dated November 5, 2024 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on November 5, 2024).

(a)(5)(iv)
Transcript of Emerson Electric Co.’s fiscal year 2024 earnings call on November 5, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Parent with the Securities and Exchange Commission on November 5, 2024).

(a)(5)(v)	Statement to the media, issued on February 7, 2025 (incorporated by reference to the Schedule TO-C filed by Parent on February 7, 2025).
(c)(i)*	Presentation titled “Project Horizon 2.0”, dated October 2, 2023, of Goldman Sachs & Co. LLC and Centerview Partners LLC to the Board of Directors of Parent.
(c)(ii)*	Presentation titled “Project Horizon 2.0 Reference Materials”, dated January 4, 2024, of Goldman Sachs & Co. LLC and Centerview Partners LLC to the management of Parent.
(c)(iii)*	Presentation titled “Update on Alias”, dated August 6, 2024, of Goldman Sachs & Co. LLC and Centerview Partners LLC to the Board of Directors of Parent.
(c)(iv)*	Presentation titled “Project Horizon 2.0 Board Materials”, dated September 30, 2024, of Goldman Sachs & Co. LLC and Centerview Partners LLC to the Board of Directors of Parent.
(c)(v)*	Presentations, dated October 30, 2024, of Goldman Sachs & Co. LLC and Centerview Partners LLC to the management of Parent.
(c)(vi)*	Presentation titled “Project Horizon 2.0 Board Materials”, dated November 4, 2024, of Goldman Sachs & Co. LLC and Centerview Partners LLC to the Board of Directors of Parent.
(c)(vii)*	Presentation titled “Project Horizon 2.0 Board Meeting”, dated January 13, 2025, of Goldman Sachs & Co. LLC and Centerview Partners LLC to the Board of Directors of Parent.
(d)(i)
Agreement and Plan of Merger, dated January 26, 2025, among Aspen Technology, Inc., Emerson Electric Co. and Emersub CXV, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 27, 2025).

(d)(ii)
Transaction Agreement and Plan of Merger, dated as of October 10, 2021, among Emerson Electric Co., Aspen Technology, Inc., EMR Worldwide, Inc., Emersub CX, Inc. and Emersub CXI, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 12, 2021).

(d)(iii)
Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of March 23, 2022, among Emerson Electric Co., Aspen Technology, Inc., EMR Worldwide Inc., Emersub CX, Inc. and Emersub CXI, Inc. (incorporated by reference to Exhibit 2(b) of the Form 10-Q for the quarter ended March 31, 2022 filed by Parent with the Securities and Exchange Commission on May 4, 2022).

Index No.
(d)(iv)
Amendment No. 2 to the Transaction Agreement and Plan of Merger, dated as of May 3, 2022, among Emerson Electric Co., Aspen Technology, Inc., EMR Worldwide Inc., Emersub CX, Inc. and Emersub CXI, Inc. (incorporated by reference to Exhibit 2(c) of the Form 10-Q for the quarter ended March 31, 2022 filed by Parent with the Securities and Exchange Commission on May 4, 2022).

(d)(v)
Stockholders Agreement, dated as of May 16, 2022, among Aspen Technology, Inc., Emerson Electric Co. and EMR Worldwide Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by AspenTech with the Securities and Exchange Commission on May 17, 2022).

(d)(vi)
Registration Rights Agreement, dated as of May 16, 2022, between EMR Worldwide Inc. and Aspen Technology, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by AspenTech with the Securities and Exchange Commission on May 17, 2022).

(d)(vii)
Tax Matters Agreement, dated as of May 16, 2022, between Emerson Electric Co. and Aspen Technology, Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by AspenTech with the Securities and Exchange Commission on May 17, 2022).

(d)(viii)*†	Transition Services Agreement, dated as of May 16, 2022, between Emerson Electric Co. and Aspen Technology, Inc.
(d)(ix)
Commercial Agreement, dated as of May 16, 2022, among AspenTech Corporation, Aspen Technology, Inc. and Fisher-Rosemount Systems, Inc. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by AspenTech with the Securities and Exchange Commission on May 17, 2022).

(e)	Not applicable.
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Section 24 of the Offer to Purchase filed herewith as Exhibit (a)(1)(i))
(g)	Not applicable.
(h)	Not applicable.
107*	Calculation of Filing Fee Table.

*	Filed herewith.
†
Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Parent agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2025
EMERSON ELECTRIC CO.

	By:	/s/ John A. Sperino
		Name:	John A. Sperino
		Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

	By:	/s/ John A. Sperino
		Name:	John A. Sperino
		Title:	Vice President and Secretary

EMR WORLDWIDE INC.

	By:	/s/ John A. Sperino
		Name:	John A. Sperino
		Title:	President and Secretary

EMR US HOLDINGS LLC

	By:	/s/ John A. Sperino
		Name:	John A. Sperino
		Title:	Authorized Signatory

EMERSUB CXV, INC.

	By:	/s/ John A. Sperino
		Name:	John A. Sperino
		Title:	Vice President and Secretary